Christopher J. Arntzen	P.O. Box 61867
Vice President	Houston, TX 77208-1867
Deputy General Counsel	Voice: 713 207-7488
and Assistant Secretary	Fax: 713 207-0490
August 11, 2011
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: H. Christopher Owings

Re:	Request for Acceleration of Effectiveness of CenterPoint Energy Resources Corp.’s Registration Statement on Form S-4 (Registration No. 333-174322)
Ladies and Gentlemen:
     Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the Company hereby requests that the effective time of the above-referenced Registration Statement be accelerated so that the Registration Statement becomes effective on Monday, August 15, 2011, at 10 a.m., Eastern Time, or as soon thereafter as practicable.
     In connection with making this request, the Company hereby acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CENTERPOINT ENERGY RESOURCES CORP.

/s/ Christopher J. Arntzen

Christopher J. Arntzen
Vice President, Deputy General Counsel and Assistant Secretary
CJA/jb